Exhibit 99.1

LATAM group transported 5.9 million passengers in June

●	During this period, 7 new international routes were launched. The new Lima-Caracas route starts on August 1, while the Lima-La Havana service begins on October 29.

●	LATAM Cargo added its 18th cargo freighter (Boeing 767-300BCF), which will enable it to increase its share of the region's export markets.

●	In June 2023, passenger traffic (measured in revenue passenger-kilometers - RPK) increased by 33.0% compared to the same period in 2022, and operations measured in ASKs (available seat-kilometers) increased by 28.1%.

July 11, 2023 - LATAM group announced that it transported 5.9 million passengers in June of this year, 26.5% more than the same month of the previous year. At the same time, the company reported the latest updates in its operations in recent weeks, including the inauguration of 7 new routes, including Bogota-Orlando (as part of the commercial agreement with Delta Air Lines), the daily flight between Lima and Caracas and the Lima-La Havana route, starting on October 29.

During the period, LATAM Cargo group affiliates officially incorporated their 18th cargo freighter (Boeing 767-300BCF), enabling them to increase their participation in export and import markets in the region.

Operational statistics for June 2023

In June 2023, passenger traffic (measured in revenue passenger-kilometers - RPK) increased by 33.0% compared to the same period in 2022, and operations measured in ASKs (available seat-kilometers) increased by 28.1%. As a result, the load factor increased 3.1 percentage points, reaching 83.0%.

Cargo capacity (measured in available ton-kilometers - ATK) increased by 21.4% in relation to June 2022.

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

InvestorRelations@latam.com

Tel: (56-2) 2565-3844

www.latamairlinesgroup.net

The following table summarizes the operational statistics for the month and the accumulated to date for the main business units of LATAM:

LATAM AIRLINES OPERATIONS	June			Year to Date
	2023	2022	% Change	2023	2022	% Change
LATAM AIRLINES PASSENGER OPERATIONS

REVENUE PASSENGER KILOMETERS (million)
SYSTEM	9,001	6,768	33.0%	52,622	41,149	27.9%
DOMESTIC SSC (1)	1,570	1,443	8.8%	9,451	9,273	1.9%
DOMESTIC BRAZIL (2)	2,889	2,240	29.0%	17,170	14,518	18.3%
INTERNATIONAL (3)	4,543	3,085	47.2%	26,001	17,359	49.8%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	10,843	8,464	28.1%	65,193	51,207	27.3%
DOMESTIC SSC (1)	1,942	1,785	8.8%	11,753	11,528	2.0%
DOMESTIC BRAZIL (2)	3,572	3,051	17.1%	22,047	18,542	18.9%
INTERNATIONAL (3)	5,329	3,628	46.9%	31,394	21,137	48.5%

PASSENGER LOAD FACTOR
SYSTEM	83.0%	80.0%	3.1pp	80.7%	80.4%	0.4pp
DOMESTIC SSC (1)	80.8%	80.8%	0.0pp	80.4%	80.4%	0.0pp
DOMESTIC BRAZIL (2)	80.9%	73.4%	7.5pp	77.9%	78.3%	-0.4pp
INTERNATIONAL (3)	85.2%	85.1%	0.2pp	82.8%	82.1%	0.7pp

PASSENGER BOARDED (thousand)
SYSTEM	5,897	4,660	26.5%	34,082	28,325	20.3%
DOMESTIC SSC (1)	2,219	2,023	9.7%	12,719	12,176	4.5%
DOMESTIC BRAZIL (2)	2,675	2,025	32.1%	15,541	12,631	23.0%
INTERNATIONAL (3)	1,002	611	64.0%	5,822	3,518	65.5%

LATAM AIRLINES CARGO OPERATIONS

REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	281	268	5.0%	1,791	1,683	6.4%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	572	471	21.4%	3,464	2,889	19.9%

CARGO LOAD FACTOR
SYSTEM	49.1%	56.8%	-7.7pp	51.7%	58.2%	-6.5pp

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

InvestorRelations@latam.com

Tel: (56-2) 2565-3844

www.latamairlinesgroup.net

Additional updates in markets where LATAM group has domestic operations:

LATAM Group: Daily flights projected in July (Average): 1,450

●	Brazil: Daily flights projected in July (Average): 750

Origin	Destination	Affiliate	Frequency	Starting date
Río de Janeiro (Galeão)	Buenos Aires (Aeroparque)	LATAM Airlines Brazil	5 weekly flights	July 2
Río de Janeiro (Galeão)	Buenos Aires (Ezeiza)	LATAM Airlines Brazil	2 weekly flights	July 1
São Paulo (Guarulhos)	Los Ángeles (LAX)	LATAM Airlines Brazil	3 weekly flights	August 1**
São Paulo (Guarulhos)	Mendoza	LATAM Airlines Brazil	5 weekly flights	July 1

●	Chile: Daily flights projected in July (Average): 238

Origin	Destination	Affiliate	Frequency	Starting date
Concepción	Calama	LATAM Airlines Group	3 weekly flights	July 2

●	Colombia: Daily flights projected in July (Average): 225

Origin	Destination	Affiliate	Frequency	Starting date
Bogotá	Cartagena	LATAM Airlines Colombia	12 daily flights	July 1
Bogotá	Orlando	LATAM Airlines Colombia	1 daily flight	July 1**
Bogotá	Santa Marta	LATAM Airlines Colombia	7 daily flights	July 1

●	Ecuador: Daily flights projected in July (Average): 57

Origin	Destination	Subsidiary	Frequency	Starting date
Quito	Cuenca	LATAM Airlines Ecuador	4 daily flights	July 1
Guayaquil	Lima	LATAM Airlines Ecuador	10 weekly flights	July 1

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

InvestorRelations@latam.com

Tel: (56-2) 2565-3844

www.latamairlinesgroup.net

●	Perú: Daily flights projected in July (Average): 262

Origin	Destination	Subsidiary	Frequency	Starting date
Ayacucho	Cusco	LATAM Airlines Perú	2 weekly flights	July 3
Lima	Caracas	LATAM Airlines Perú	1 daily flight	August 1*
Lima	La Habana	LATAM Airlines Perú	4 weekly flights	October 29*
Lima	Punta Cana	LATAM Airlines Perú	2 daily flights	July 1

*	Subject to government approval

**	Route under JV agreement with Delta Air Lines

ABOUT LATAM GROUP

LATAM Airlines Group S.A. and its subsidiaries are the leading airline group in Latin America, with presence in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations within Latin America and to Europe, Oceania, the United States and the Caribbean.

The group has a fleet of Boeing 767, 777, 787, Airbus A321, A320, A320neo and A319 aircraft. LATAM Cargo Chile, LATAM Cargo Colombia and LATAM Cargo Brazil are the LATAM group’s cargo subsidiaries, having a combined fleet of 18 freighter aircraft, which will gradually increase to a total of 19 cargo aircraft by 2024. These cargo subsidiaries have access to the group's passenger aircraft, and operate within the LATAM group network, as well as on exclusive international routes for cargo transportation. In addition, they offer a modern infrastructure and a wide variety of services and support options to meet the needs of its customers.

More financial information at www.latamairlinesgroup.net

www.latam.com

Notes

(1)	Domestic SSC = Domestic passenger operations in Spanish speaking countries carried by LAN. Passenger statistics include domestic operations in Chile, Peru, Ecuador and Colombia.

(2)	Domestic Brazil = Domestic passenger operations of TAM in Brazil.

(3)	International = International passenger operations of LAN and TAM.

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

InvestorRelations@latam.com

Tel: (56-2) 2565-3844

www.latamairlinesgroup.net

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